Exhibit 107
Calculation of Filing Fee Tables

FORM S-3
(Form Type)

SMITH MICRO SOFTWARE, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)(3)	Proposed Maximum Offering Price Per Share(2)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock, $0.001 par value per share	other	9,377,035	$2.33	$21,848,492	0.0000927	$2,026
	Total Offering Amounts					$21,848,492		$2,026
	Total Fee Offset							--
	Net Fee Due							$2,026
(1)Represents estimate of the shares of common stock issuable upon conversion of senior secured convertible notes and exercise of warrants issued by the Registrant in a private placement, calculated in accordance with the terms of the registration rights agreement between the Registrant and the selling stockholders.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of high ($2.36) and low ($2.30) sale prices as reported on the Nasdaq Capital Market on August 30, 2022, which date is within five business days prior to filing this Registration Statement.
(3)Subject to footnote (1), there is also being registered hereunder such indeterminate amount of securities (including shares or other classes of the registrant’s stock that may be issued upon reclassification of unissued, authorized stock of the registrant) as may be issued in exchange for or upon conversion of, as the case may be, the other securities registered hereunder. No separate consideration will be received for any securities registered hereunder that are issued in exchange for, or upon conversion of, as the case may be, such other securities.